Mail Stop 6010

December 6, 2007

Eric E. Parsons
Chief Executive Officer
Stancorp Financial Group, Inc.
1100 S.W. Sixth Avenue
Portland, OR 97204

      Re: Stancorp Financial Group, Inc.
              Definitive Proxy Statement
              Filed March 23, 2007
              File No. 001-14925

Dear Mr. Parsons:

      We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3625.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney